Filed pursuant to Rule 433
Registration No. 333-164300
Issuer Free Writing Prospectus
Final Term Sheet
Dated January 6, 2011
The Bank of Nova Scotia
US$500,000,000 Re-Opening of 2.375% SENIOR NOTES DUE 2013
US$750,000,000 4.375% SENIOR NOTES DUE 2021

Issuer:	The Bank of Nova Scotia (the “Bank”)

Title of Securities:	2.375% Senior Notes due 2013 (the “Three-Year Fixed Rate Notes”) 4.375% Senior Notes due 2021 (the “Ten-Year Fixed Rate Notes”)

Aggregate Principal Amount Offered:	US$500,000,000 Three-Year Fixed Rate Notes (Re-Opening, Outstanding to be US$1,500,000,000)

US$750,000,000 Ten-Year Fixed Rate Notes

Maturity Date:	December 17, 2013 (Three-Year Fixed Rate Notes) January 13, 2021 (Ten-Year Fixed Rate Notes)

Price to Public:	101.991% per Three-Year Fixed Rate Note, plus accrued interest of $1.72 per $1,000 (accrued interest of US$860,000 in the aggregate) (26 days)

99.840% per Ten-Year Fixed Rate Note, plus accrued interest from January 13, 2011, if any

Underwriters’ Fee:	0.25% per note (Three-Year Fixed Rate Notes) 0.45% per note (Ten-Year Fixed Rate Notes)

Net Proceeds to the Bank After Underwriters’ Fee and Before Expenses:	US$1,254,990,000 (including accrued interest)

Coupon (Interest Rate):	2.375% (Three-Year Fixed Rate Notes) 4.375% (Ten-Year Fixed Rate Notes)

Re-offer Yield:	1.675% (Three-Year Fixed Rate Notes) 4.395% (Ten-Year Fixed Rate Notes)

Spread to Benchmark Treasury:	T + 60 basis points (Three-Year Fixed Rate Notes) T + 100 basis points (Ten-Year Fixed Rate Notes)

Benchmark Treasury:	0.750% due December 15, 2013 (Three-Year Fixed Rate Notes) 2.625% due November 15, 2020 (Ten-Year Fixed Rate Notes)

Benchmark Treasury Yield:	1.075% (0.750% due December 15, 2013) 3.395% (2.625% due November 15, 2020)

Interest Payment Dates:	June 17 and December 17 of each year, beginning on June 17, 2011 (Three-Year Fixed Rate Notes) January 13 and July 13 of each year, beginning on July 13, 2011 (Ten-Year Fixed Rate Notes)

Trade Date:	January 6, 2011

Settlement Date:	January 13, 2011; (T+5)

CUSIP / ISIN:	064149B97 / US064149B979 (Three-Year Fixed Rate Notes) 064149C88 / US064149C886 (Ten-Year Fixed Rate Notes)
Underwriters:

	Principal Amount	Principal Amount
	of Three-Year	of Ten-Year
	Fixed Rate Notes	Fixed Rate Notes
Underwriter	To Be Purchased	To Be Purchased
Merrill Lynch, Pierce, Fenner & Smith	$147,500,000	$221,250,000
Incorporated
Barclays Capital Inc.	$122,500,000	$183,750,000
Morgan Stanley & Co. Incorporated	$90,000,000	$135,000,000
Scotia Capital (USA) Inc.	$90,000,000	$135,000,000
Citigroup Global Markets Inc.	$15,000,000	$22,500,000
Deutsche Bank Securities Inc.	$15,000,000	$22,500,000
Goldman, Sachs & Co.	$15,000,000	$22,500,000
BMO Capital Markets Corp.	$5,000,000	$7,500,000

Total	$500,000,000	$750,000,000
The Bank has filed a registration statement (File No. 333-164300) (including a base shelf prospectus dated January 11, 2010) and a preliminary prospectus supplement dated January 6, 2011 (including the base shelf prospectus, the “Prospectus”) with the SEC for the offering to which this communication relates. Before you invest, you should read the Prospectus and the documents incorporated therein by reference that the Bank has filed with the SEC for more complete information about the Bank and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov or by visiting the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) website, which may be accessed at www.sedar.com. Alternatively, the Bank or any underwriter participating in the offering will arrange to send you the Prospectus and any document incorporated therein by reference if you request such documents by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322 or Barclays Capital Inc. at 1-888-603-5847 or Morgan Stanley & Co. Incorporated at 1-866-718-1649 or Scotia Capital (USA) Inc. at 1-800-372-3930.